UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09042911

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 24 2009
Washington, DC
110

SEC FILE NUMBER
8-53088-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2008** (MM/DD/YY) AND ENDING **September 30, 2009** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Agency Trading Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 East Lake Street
(No. and Street)

Wayzata	MN	55391
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Hughes **952-476-9500**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 12/3
AB 12/16

OATH OR AFFIRMATION

I, Patrick Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agency Trading Group, Inc. as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA MARIE ANDRUS
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGENCY TRADING GROUP, INC.

FINANCIAL STATEMENTS

Years Ended September 30, 2009 and 2008

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

AGENCY TRADING GROUP, INC.

We have audited the statements of financial condition of Agency Trading Group, Inc. as of September 30, 2009 and 2008 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Agency Trading Group, Inc. as of September 30, 2009 and 2008 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 23, 2009

STATEMENTS OF FINANCIAL CONDITION

September 30, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 942,846	$ 881,656
Accounts receivable	117,770	315,174
Commissions receivable	952,967	920,969
Related party receivable	-	37,982
Employee receivable	3,243	11,000
Clearing deposit	573,965	210,623
Prepaid expenses and deposits	4,177	34,566
Property and equipment, at cost, less accumulated depreciation	188,464	191,275
TOTAL ASSETS	$ 2,783,432	$ 2,603,245
LIABILITIES		
Accounts payable	$ 258,774	$ 227,332
Accrued commissions	498,218	516,511
Other accrued expenses	219,704	94,554
TOTAL LIABILITIES	976,696	838,397
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 100 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	1,090,999	1,090,999
TOTAL CAPITAL CONTRIBUTED	1,091,000	1,091,000
RETAINED EARNINGS	715,736	673,848
TOTAL STOCKHOLDER'S EQUITY	1,806,736	1,764,848
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,783,432	$ 2,603,245

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Agency Trading Group, Inc. (the Company) is a wholly owned subsidiary of Agency Trading Group Holdings, Inc. (Holdings) whose sole operation consists of the operations of the Company. The Company is a FINRA (Financial Industry Regulatory Authority) member firm for the purpose of earning referral revenue from another FINRA member firm,

The Company is principally engaged in providing securities brokerage services to institutional investors. The Company provides trading services to approximately 50 customers throughout the United States and Canada; however its customers are primarily concentrated in the upper Midwest. The Company executes equity, fixed income and option securities transactions on U.S. and Canadian exchanges including various electronic exchanges. In addition to the trading services the firm sells proprietary industry and economic research services.

Customer's accounts and records are maintained by National Financial Services which provides clearing services to the Company on a fully disclosed basis.

A summary of the Company's significant accounting policies follows:

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income recognition on securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a trade-date basis.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the month end close of business. Employee receivables principally consist of non-interest bearing loans due in six months. An employee receivable is considered delinquent if not paid on its maturity date. Accounts receivable from institutional investors are due within 30 days of the month end close of business and are considered delinquent if not paid in 60 days.

The carrying amounts of accounts and employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There are no amounts that management considers uncollectible at September 30, 2009 and 2008.

Subchapter "S" election - The Company files a combined return with it's parent company, Holdings. The stockholder of Holdings and the Company elected to be taxed in accordance with provisions of Subchapter "S" of the Internal Revenue Code. Therefore, no provision for income taxes has been reflected in the financial statements.

(1) <u>Nature of business and significant accounting policies</u> **(continued)**

Cash and cash equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2014.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Depreciation - Depreciation of property and equipment is computed under straight-line methods over estimated useful lives as follows:

Assets	Useful Lives
Office equipment	7 years
Office furniture and fixtures	7 years
Computer equipment	5 years

Depreciation expense was $80,700 and $47,300 for the years ended September 30, 2009 and 2008, respectively.

Recently Issued Accounting Pronouncements

Update No. 2009-01 – In June 2009, the FASB issued Update No. 2009-01, which establishes the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The ASC is effective for interim and annual periods ending after September 15, 2009. The Company has adopted the ASC when referring to GAAP in this report for the year ended September 30, 2009. The adoption of the ASC did not have a significant effect on the financial statements.

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), now codified as ASC Topic 820, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. ASC Topic 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted the provisions of ASC Topic 820 in 2009. The adoption of ASC Topic 820 did not have a significant effect on the financial statements.

(1) Nature of business and significant accounting policies (continued)

Recently Issued Accounting Pronouncements (continued)

FIN 48 - During June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"), now codified in ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes. ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was scheduled to be effective for fiscal years beginning after December 15, 2008 however implementation for nonpublic companies has been deferred for one year. The Company is required to adopt the provisions of ASC Topic 740 for the fiscal year beginning October 1, 2009 and is currently evaluating the effects, if any, that ASC Topic 740 may have on the financial statements.

Subsequent events policy – Subsequent events have been evaluated through November 23, 2009 which is the date the financial statements were available to be issued.

(2) Related party transactions

Related party receivable consists of advances to an officer, stockholder. The outstanding amounts due from the officer, stockholder were $0 and $37,982 as September 30, 2009 and 2008, respectively. The Company made distributions to the stockholders in the amounts of $5,323,000 and $6,029,000 during the years ended September 30, 2009 and 2008, respectively.

(3) Receivable from clearing organization

The receivables from the Company's primary clearing organization consist of the following:

	2009	2008
Commissions receivable	$ 953,000	$ 921,000
Clearing deposits	500,000	200,000
Total	$ 1,453,000	$ 1,121,000

Commissions earned on transactions cleared through this firm were $15,509,000 and $12,300,000 for the years ended September 30, 2009 and 2008, respectively.

(4) Property and equipment

The following is a summary of property and equipment:

		2009		2008
Office equipment	$	98,260	$	195,602
Office furniture and fixtures		42,750		23,480
Computer equipment		313,665		206,395
		454,675		425,477
Less accumulation depreciation		266,211		234,202
Total property and equipment	$	188,464	$	191,275

(5) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, and settlement of customer securities. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a trade-date basis. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their trade on settlement date, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material. The Company's customer securities activities are transacted on a cash settlement basis. The Company does not normally carry securities either for inventory or investment purposes

(6) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of that rule.

(7) Operating Leases

The Company's primary office facility is leased from a related party as discussed below. The Company leases secondary office space in two other locations under operating leases.

(7) **Operating Leases (continued)**

The leases require base lease payments of $1,575 to $2,941 over the lease term that expire between March 31, 2010 and May 31, 2010. In addition, the Company is required to
pay common area charges and a pro-rata share of certain operating and real estate tax expense.

The future minimum rental payments required under the operating leases that have noncancellable lease terms in excess of on year are as follows:

Years Ending September 30,	Total
2010	$ 35,600
Totals	$ 35,600

Total rent expense under operating leases with terms in excess of one month was as follows:

	2009
Minimum rentals	$ 36,100
Common area charges	5,150
Totals	$ 41,250

(8) **Related party transactions**

The Company leases office space from its officer and stockholder. The month-to-month office lease agreement provides for monthly rental payments of $15,000 to $20,000. Total rent expense with this related party for the years ended September 30, 2009 and 2008 was $230,000 and $180,000, respectively.

(9) **Profit sharing plan**

The Company has a 401(k) and profit sharing plan covering substantially all of its employees. The Company made no contributions for the years ended September 30, 2009 and 2008.

(10) **Major customers**

The Company had two customers whose revenues exceeded 10% of the Company's total revenues. Their combined revenues totaled 25% of total revenue for 2009. During 2008 the Company had two customers whose revenues totaled approximately 25% of total revenues.

(11) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At September 30, 2009, the Company's net capital of $1,351,000 was $1,251,000 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .72 to 1.

(12) **Cash flow disclosures**

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information.

	2009	2008
Non-cash investing and financing activities:		
Stockholder distribution	33,930	-
Repayment of stockholder loan	37,982	-
	$ 71,912	$ -